SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Del Taco Restaurants, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

245496 104
(CUSIP Number)

Jodi Ganz, Esq.
Belfer Management LLC
767 Fifth Avenue, 46th Floor
New York, NY 10153
(212) 508-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245496 104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Eileen Aptman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,507

	8	SHARED VOTING POWER
1,286,612

	9	SOLE DISPOSITIVE POWER
67,507

	10	SHARED DISPOSITIVE POWER
1,286,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,354,119

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Belfer Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
3,535,099

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
3,535,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,535,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 245496 104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Laurence D. Belfer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
3,535,099

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
3,535,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,535,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Belfer Investment Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
2,248,487

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
2,248,487

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,248,487

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Lime Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,286,612

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,286,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,286,612

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This Amendment No. 2 is being filed to update the holdings of Reporting Persons and to report the execution of a Voting Agreement.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ms. Aptman received shares as director compensation.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

BIP beneficially owns 2,248,487 shares of Common Stock. Belfer Management, BIP and Mr. Belfer share voting and investment power over the shares owned by BIP. Lime beneficially owns 1,286,612 shares of Common Stock. Belfer Management, Lime, Mr. Belfer and Ms. Aptman share voting and investment power over the shares owned by Lime. Ms. Aptman beneficially owns 1,345,923 shares of Common Stock and has sole voting and investment power over 67,507 of those shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 5, 2021, in connection with the execution of a merger agreement between the Issuer and Jack in the Box Inc., (the “Merger”), BIP and Lime entered into a Voting Agreement with Jack in the Box, Inc., pursuant to which they agreed, among other things, to vote their respective shares of the Issuer’s Common Stock in favor of the Merger.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Voting Agreement, dated December 5, 2021, by and among Jack in the Box, Inc., Belfer Investment Partners LP and Lime Partners LLC (incorporated by reference to Exhibit 99.2 to Del Taco Restaurants, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2021

By:/s/ Eileen Aptman
Name: Eileen Aptman

BELFER MANAGEMENT, LLC
By: /s/ Laurence Belfer
Name: Laurence Belfer
Title: Manager

BELFER INVESTMENT PARTNERS
By: /s/ Laurence Belfer
Name: Laurence Belfer
Title: Manager of the General Partner

LIME PARTNERS, LLC
By: /s/ Eileen Aptman
Name: Eileen Aptman
Title: Manager

By: /s/ Laurence Belfer
Name: Laurence Belfer
Title: Manager of the Manager